Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase Global

NetEase Announces Third Quarter 2023 Unaudited Financial Results

Hangzhou, China, November 16, 2023 - NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), a leading internet and game services provider, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights

●	Net revenues were RMB27.3 billion (US$3.7 billion), an increase of 11.6% compared with the third quarter of 2022.

●	Games and related value-added services net revenues were RMB21.8 billion (US$3.0 billion), an increase of 16.5% compared with the third quarter of 2022.

●	Youdao net revenues were RMB1.5 billion (US$210.9 million), an increase of 9.7% compared with the third quarter of 2022.

●	Cloud Music net revenues were RMB2.0 billion (US$270.4 million), a decrease of 16.3% compared with the third quarter of 2022.

●	Innovative businesses and others net revenues were RMB2.0 billion (US$271.2 million), a slight increase compared with the third quarter of 2022.

●	Gross profit was RMB17.0 billion (US$2.3 billion), an increase of 23.4% compared with the third quarter of 2022.

●	Total operating expenses were RMB9.4 billion (US$1.3 billion), an increase of 4.5% compared with the third quarter of 2022.

●	Net income attributable to the Company’s shareholders was RMB7.8 billion (US$1.1 billion). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB8.6 billion (US$1.2 billion).[1]

●	Basic net income per share was US$0.33 (US$1.67 per ADS). Non-GAAP basic net income from continuing operations per share was US$0.37 (US$1.84 per ADS).[1]

Third Quarter 2023 and Recent Operational Highlights

●	Justice mobile game gained robust revenue and user growth, accumulating over 50 million registered players.

●	Dunk City Dynasty, NetEase Game’s first self-developed basketball game, topped China’s iOS top-grossing chart at the end of October.

●	Time-honored flagship titles, including the Fantasy Westward Journey series, continued to invigorate players, and newer hit games, including Eggy Party, Identity V and Naraka: Bladepoint, maintained ongoing popularity.

●	Hotly anticipated new games spanning diverse genres reached ongoing Company development milestones with multiple high-profile titles slated for launch in 2024.

●	Cloud Music considerably strengthened its music-centric membership monetization and further improved profitability. Cloud Music continued to cultivate its music community and introduce premium offerings, including expansive content and innovative features.

●	Youdao achieved record-high revenue, driven by growth in its learning services and online marketing services, and substantially reduced its loss from operations as an ongoing effort.

“Our robust and increasingly diversified games portfolio led our strong results in the third quarter, with total net revenues reaching RMB27.3 billion for a year-over-year increase of nearly 12%,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our flagship games continue to win the hearts of players with fan favorites like the Fantasy Westward Journey series. Our newest innovative, first-rate games in various genres, including Racing Master, Justice mobile game and Dunk City Dynasty, also quickly gained widespread acclaim. The popularity of our wide-ranging newest hits highlights our exceptional talent in R&D that is expanding our reach in the casual gaming market while also pushing the boundaries of traditional MMOs, where we are bringing players all-new gaming experiences like never before.

[1] As used in this announcement, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per share and per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

“In our broader NetEase family, Cloud Music and Youdao are tracking well, delivering innovative content offerings in their respective fields. Looking forward, creating products and content with a passion that invigorates the market and shapes resonant experiences will drive value for our users and for our Company,” Mr. Ding concluded.

Third Quarter 2023 Financial Results

Net Revenues

Net revenues for the third quarter of 2023 were RMB27,270.4 million (US$3,737.7 million), compared with RMB24,011.3 million and RMB24,426.8 million for the preceding quarter and the third quarter of 2022, respectively.

Net revenues from games and related value-added services were RMB21,779.9 million (US$2,985.2 million) for the third quarter of 2023, compared with RMB18,798.6 million and RMB18,699.1 million for the preceding quarter and the third quarter of 2022, respectively. Net revenues from the operation of online games accounted for approximately 93.7% of the segment’s net revenues for the third quarter of 2023, compared with 91.7% and 92.9% for the preceding quarter and the third quarter of 2022, respectively. Net revenues from mobile games accounted for approximately 77.6% of net revenues from the operation of online games for the third quarter of 2023, compared with 73.6% and 68.6% for the preceding quarter and the third quarter of 2022, respectively.

Net revenues from Youdao were RMB1,538.8 million (US$210.9 million) for the third quarter of 2023, compared with RMB1,206.6 million and RMB1,402.4 million for the preceding quarter and the third quarter of 2022, respectively.

Net revenues from Cloud Music were RMB1,973.1 million (US$270.4 million) for the third quarter of 2023, compared with RMB1,948.5 million and RMB2,357.2 million for the preceding quarter and the third quarter of 2022, respectively.

Net revenues from innovative businesses and others were RMB1,978.7 million (US$271.2 million) for the third quarter of 2023, compared with RMB2,057.5 million and RMB1,968.0 million for the preceding quarter and the third quarter of 2022, respectively.

Gross Profit

Gross profit for the third quarter of 2023 was RMB16,966.3 million (US$2,325.4 million), compared with RMB14,375.4 million and RMB13,743.9 million for the preceding quarter and the third quarter of 2022, respectively.

The quarter-over-quarter increase in games and related value-added services’ gross profit was primarily due to increased net revenues from newly launched games such as Justice mobile game and Racing Master. The year-over-year increase was primarily due to increased net revenues from the operation of online games such as Eggy Party and those newly launched titles, as well as decreased royalty fees due to the termination of certain licensed games.

The quarter-over-quarter increase in Youdao’s gross profit was primarily attributable to the increase in net revenues from its learning services. The year-over-year increase primarily resulted from increased revenue contribution from both its learning services and online marketing services.

The quarter-over-quarter and year-over-year increases in Cloud Music’s gross profit primarily resulted from increased net revenues from sales of membership subscriptions and continued improvement in cost control measures.

The quarter-over-quarter decrease in innovative businesses and others’ gross profit was primarily due to decreased e-commerce gross profit from Yanxuan. The year-over-year increase was primarily due to increased gross profit from Yanxuan and several other businesses included within the segment.

Gross Profit Margin

Gross profit margin for games and related value-added services for the third quarter of 2023 was 69.0%, compared with 67.4% and 65.0% for the preceding quarter and the third quarter of 2022, respectively. The quarter-over-quarter increase was primarily attributable to changes in the revenue mix of NetEase’s self-developed, co-developed and licensed games, as well as the relative revenue contribution from different channels. The year-over-year increase was mainly attributable to a higher proportion of net revenues contributed by NetEase’s self-developed games.

Gross profit margin for Youdao for the third quarter of 2023 was 55.9%, compared with 47.0% and 54.2% for the preceding quarter and the third quarter of 2022, respectively. The quarter-over-quarter and year-over-year increases were primarily attributable to the factors enumerated above.

Gross profit margin for Cloud Music for the third quarter of 2023 was 27.2%, compared with 27.0% and 14.2% for the preceding quarter and the third quarter of 2022, respectively. The quarter-over-quarter and year-over-year improvements were mainly due to the factors enumerated above.

Gross profit margin for innovative businesses and others for the third quarter of 2023 was 27.3%, compared with 29.5% and 25.5% for the preceding quarter and the third quarter of 2022, respectively. The quarter-over-quarter and year-over-year fluctuations were mainly due to changes in the product mix within the segment.

Operating Expenses

Total operating expenses for the third quarter of 2023 were RMB9,408.4 million (US$1,289.5 million), compared with RMB8,312.8 million and RMB9,002.1 million for the preceding quarter and the third quarter of 2022, respectively. The quarter-over-quarter increase was mainly due to increased marketing expenditures and staff-related costs associated with games and related value-added services. The year-over-year increase was mainly due to higher research and development investments.

Other Income/ (Expenses)

Other income/ (expenses) consisted of investment income, interest income, exchange gains/ (losses) and others. The quarter-over-quarter and year-over-year decreases were mainly due to net unrealized exchange losses arising from the Company’s U.S. dollar-denominated bank deposits and loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated in the third quarter of 2023.

Income Tax

The Company recorded a net income tax charge of RMB1,290.4 million (US$176.9 million) for the third quarter of 2023, compared with RMB712.1 million and RMB1,586.7 million for the preceding quarter and the third quarter of 2022, respectively. The effective tax rate for the third quarter of 2023 was 14.2%, compared with 8.0% and 19.3% for the preceding quarter and the third quarter of 2022, respectively. The lower effective tax rate for the preceding quarter was primarily due to tax benefits recognized in that quarter. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB7,836.9 million (US$1,074.1 million) for the third quarter of 2023, compared with RMB8,242.8 million and RMB6,699.4 million for the preceding quarter and the third quarter of 2022, respectively.

NetEase reported basic net income of US$0.33 per share (US$1.67 per ADS) for the third quarter of 2023, compared with US$0.35 per share (US$1.75 per ADS) and US$0.28 per share (US$1.41 per ADS) for the preceding quarter and the third quarter of 2022, respectively.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders totaled RMB8,645.2 million (US$1,184.9 million) for the third quarter of 2023, compared with RMB9,017.5 million and RMB7,469.6 million for the preceding quarter and the third quarter of 2022, respectively.

NetEase reported non-GAAP basic net income from continuing operations of US$0.37 per share (US$1.84 per ADS) for the third quarter of 2023, compared with US$0.38 per share (US$1.92 per ADS) and US$0.31 per share (US$1.57 per ADS) for the preceding quarter and the third quarter of 2022, respectively.

Other Financial Information

As of September 30, 2023, the Company’s total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans, totaled RMB104.4 billion (US$14.3 billion), compared with RMB95.6 billion as of December 31, 2022. Net cash provided by operating activities was RMB9.8 billion (US$1.3 billion) for the third quarter of 2023, compared with RMB7.7 billion and RMB7.5 billion for the preceding quarter and the third quarter of 2022, respectively.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0990 per share (US$0.4950 per ADS) for the third quarter of 2023 to holders of ordinary shares and holders of ADSs as of the close of business on December 1, 2023, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on December 1, 2023 (Beijing/ Hong Kong Time). The payment date is expected to be December 12, 2023 for holders of ordinary shares, and on or around December 15, 2023 for holders of ADSs.

NetEase paid a dividend of US$0.1050 per share (US$0.5250 per ADS) for the second quarter of 2023 in September 2023.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had approved a new share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This share repurchase program commenced on January 10, 2023 following the completion of the prior program on January 9, 2023, and will be in effect for a period not to exceed 36 months from such date. As of September 30, 2023, approximately 6.6 million ADSs had been repurchased under this program for a total cost of US$587.9 million.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Announcement on Change of Management

The Company also announced today that Mr. Charles Zhaoxuan Yang has resigned from his position as Chief Financial Officer effective November 30, 2023 for personal reasons and to subsequently pursue other career interests. Mr. Yang will remain with the Company as a consultant until June 30, 2024 to ensure a smooth transition as the Company undertakes a search to find a successor.

“We are grateful to Charles for his contributions to NetEase over the past six years, and he has been instrumental in leading some of our largest capital market transactions, which were key milestones in the Company’s history. On behalf of the Board and management team, I wish him well in his future endeavors,” said Mr. Ding.

Mr. Yang said, “It has been a pleasure to have been able to work together with William, the Board and the management team to help NetEase progress to where it is now. I am committed to ensuring a smooth transition and have full confidence in NetEase’s prospects for sustainable growth and value creation.”

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 7:00 a.m. New York Time on Thursday, November 16, 2023 (Beijing/ Hong Kong Time: 8:00 p.m., Thursday, November 16, 2023). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10034483, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10034483. The replay will be available through November 23, 2023.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning company with industry-leading technology, and Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

NetEase’s market-leading ESG initiatives are among the most recognized in the global media and entertainment industry, earning it inclusion in the 2022 Dow Jones Sustainability World Index, 2022 Dow Jones Sustainability Emerging Markets Index and 2023 Bloomberg Gender-Equality Index, as well as receiving an “A” rating from MSCI. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; the risk related to economic uncertainty and capital market disruption; the risk related to the expansion of NetEase’s businesses and operations internationally; the risk associated with cybersecurity threats or incidents; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	24,889,000	15,116,464	2,071,884
Time deposits	84,947,679	87,174,226	11,948,222
Restricted cash	2,699,055	3,041,312	416,846
Accounts receivable, net	5,002,872	6,492,193	889,829
Inventories	993,636	721,958	98,953
Prepayments and other current assets, net	5,448,284	6,483,086	888,581
Short-term investments	7,622,673	8,536,188	1,169,982
Total current assets	131,603,199	127,565,427	17,484,297

Non-current assets:
Property, equipment and software, net	6,342,330	7,582,320	1,039,243
Land use rights, net	4,121,767	4,109,744	563,287
Deferred tax assets	1,480,789	1,422,599	194,983
Time deposits	2,973,840	2,220,840	304,391
Restricted cash	270	290	40
Other long-term assets	26,238,790	28,673,785	3,930,069
Total non-current assets	41,157,786	44,009,578	6,032,013
Total assets	172,760,985	171,575,005	23,516,310

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	1,507,141	863,331	118,329
Salary and welfare payables	4,732,941	2,833,841	388,410
Taxes payable	2,813,096	3,072,590	421,133
Short-term loans	23,875,704	11,221,194	1,537,993
Contract liabilities	12,518,890	14,188,592	1,944,708
Accrued liabilities and other payables	11,381,075	11,689,169	1,602,134
Total current liabilities	56,828,847	43,868,717	6,012,707

Non-current liabilities:
Deferred tax liabilities	2,126,120	2,005,689	274,903
Long-term loans	3,654,964	427,997	58,662
Other long-term liabilities	1,277,574	1,327,427	181,938
Total non-current liabilities	7,058,658	3,761,113	515,503
Total liabilities	63,887,505	47,629,830	6,528,210

Redeemable noncontrolling interests	136,440	144,382	19,789

NetEase, Inc.’s shareholders’ equity	104,731,317	119,978,728	16,444,453
Noncontrolling interests	4,005,723	3,822,065	523,858
Total equity	108,737,040	123,800,793	16,968,311

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	172,760,985	171,575,005	23,516,310

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	24,426,760	24,011,301	27,270,406	3,737,720	71,141,680	76,327,994	10,461,622
Cost of revenues	(10,682,868)	(9,635,888)	(10,304,106)	(1,412,295)	(31,619,918)	(30,089,735)	(4,124,141)
Gross profit	13,743,892	14,375,413	16,966,300	2,325,425	39,521,762	46,238,259	6,337,481

Operating expenses:
Selling and marketing expenses	(3,768,618)	(3,271,705)	(3,567,153)	(488,919)	(9,984,812)	(9,743,904)	(1,335,513)
General and administrative expenses	(1,264,342)	(1,132,147)	(1,494,186)	(204,795)	(3,392,866)	(3,648,011)	(500,002)
Research and development expenses	(3,969,156)	(3,908,907)	(4,347,052)	(595,813)	(10,948,938)	(12,005,691)	(1,645,517)
Total operating expenses	(9,002,116)	(8,312,759)	(9,408,391)	(1,289,527)	(24,326,616)	(25,397,606)	(3,481,032)
Operating profit	4,741,776	6,062,654	7,557,909	1,035,898	15,195,146	20,840,653	2,856,449

Other income/ (expenses):
Investment income, net	1,347,269	287,691	556,603	76,289	91,078	1,315,662	180,326
Interest income, net	556,148	935,578	1,147,227	157,241	1,520,383	2,858,835	391,836
Exchange gains/ (losses), net	1,398,045	1,464,956	(400,483)	(54,891)	2,165,448	677,905	92,915
Other, net	164,435	120,826	240,024	32,898	501,940	618,883	84,825
Income before tax	8,207,673	8,871,705	9,101,280	1,247,435	19,473,995	26,311,938	3,606,351
Income tax	(1,586,673)	(712,090)	(1,290,398)	(176,864)	(4,065,264)	(3,631,047)	(497,676)

Net income from continuing operations	6,621,000	8,159,615	7,810,882	1,070,571	15,408,731	22,680,891	3,108,675
Net income from discontinued operations	-	-	-	-	624,864	-	-
Net income	6,621,000	8,159,615	7,810,882	1,070,571	16,033,595	22,680,891	3,108,675

Accretion of redeemable noncontrolling interests	(781)	(868)	(895)	(123)	(2,268)	(2,623)	(360)
Net loss attributable to noncontrolling interests	79,145	84,020	26,901	3,687	353,536	156,021	21,384
Net income attributable to the Company’s shareholders	6,699,364	8,242,767	7,836,888	1,074,135	16,384,863	22,834,289	3,129,699
Including:
-Net income from continuing operations attributable to the Company’s shareholders	6,699,364	8,242,767	7,836,888	1,074,135	15,759,999	22,834,289	3,129,699
-Net income from discontinued operations attributable to the Company’s shareholders	-	-	-	-	624,864	-	-

Basic net income per share *	2.05	2.56	2.44	0.33	5.01	7.10	0.97
-Continuing operations	2.05	2.56	2.44	0.33	4.82	7.10	0.97
-Discontinued operations	-	-	-	-	0.19	-	-

Basic net income per ADS *	10.27	12.80	12.19	1.67	25.04	35.48	4.86
-Continuing operations	10.27	12.80	12.19	1.67	24.09	35.48	4.86
-Discontinued operations	-	-	-	-	0.95	-	-

Diluted net income per share *	2.03	2.54	2.41	0.33	4.96	7.02	0.96
-Continuing operations	2.03	2.54	2.41	0.33	4.77	7.02	0.96
-Discontinued operations	-	-	-	-	0.19	-	-

Diluted net income per ADS *	10.17	12.69	12.06	1.65	24.79	35.11	4.81
-Continuing operations	10.17	12.69	12.06	1.65	23.84	35.11	4.81
-Discontinued operations	-	-	-	-	0.95	-	-

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,262,989	3,218,783	3,213,834	3,213,834	3,271,602	3,217,873	3,217,873
Diluted	3,293,766	3,248,916	3,249,649	3,249,649	3,305,081	3,251,666	3,251,666

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	6,621,000	8,159,615	7,810,882	1,070,571	16,033,595	22,680,891	3,108,675
Net income from discontinued operations	-	-	-	-	(624,864)	-	-
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	713,852	661,363	651,856	89,344	2,089,068	2,395,488	328,329
Fair value changes of equity security investments	680,019	(78,035)	(382,132)	(52,376)	2,956,180	(686,887)	(94,146)
Impairment losses on investments and other long-term assets	6,763	47,870	280,641	38,465	254,848	328,511	45,026
Fair value changes of short-term investments	(119,620)	(96,884)	(72,875)	(9,988)	(319,278)	(307,675)	(42,170)
Share-based compensation cost	786,999	787,862	819,548	112,328	2,297,600	2,429,823	333,035
Allowance for expected credit losses	44,126	8,540	22,386	3,068	54,778	51,646	7,079
Losses on disposal of property, equipment and software	528	252	2,649	363	2,454	2,291	314
Unrealized exchange (gains)/ losses	(1,401,893)	(1,466,295)	362,213	49,645	(2,193,925)	(718,121)	(98,427)
Gains on disposal of long-term investments	(1,724,433)	(16,382)	(3,197)	(438)	(1,728,433)	(25,347)	(3,474)
Deferred income taxes	(234,336)	(334,380)	(305,703)	(41,900)	(88,647)	(62,417)	(8,555)
Share of results on equity method investees	(159,128)	(129,292)	(160,042)	(21,936)	(1,205,195)	(385,142)	(52,788)
Changes in operating assets and liabilities:
Accounts receivable	35,786	770,551	(1,177,732)	(161,422)	330,143	(1,523,463)	(208,808)
Inventories	(88,300)	69,410	84,970	11,646	33,082	271,710	37,241
Prepayments and other assets	368,673	(7,233)	(573,631)	(78,623)	(364,782)	(455,037)	(62,368)
Accounts payable	(84,434)	(115,791)	150,868	20,678	(128,355)	(577,862)	(79,203)
Salary and welfare payables	(567,676)	758,106	(588,217)	(80,622)	(1,541,111)	(2,055,848)	(281,777)
Taxes payable	475,245	(992,892)	515,087	70,599	10,457	255,911	35,076
Contract liabilities	1,580,450	(41,196)	1,560,628	213,903	1,781,919	2,009,423	275,414
Accrued liabilities and other payables	552,688	(306,784)	845,721	115,917	1,050,486	(104,899)	(14,378)
Net cash provided by operating activities	7,486,309	7,678,405	9,843,920	1,349,222	18,700,020	23,522,996	3,224,095

Cash flows from investing activities:
Purchase of property, equipment and software	(557,028)	(520,544)	(643,144)	(88,150)	(1,751,443)	(1,816,627)	(248,989)
Proceeds from sale of property, equipment and software	3,307	4,292	3,101	425	39,210	9,897	1,356
Purchase of intangible assets, content and licensed copyrights	(152,276)	(283,321)	(742,523)	(101,771)	(381,233)	(1,852,526)	(253,910)
Net change in short-term investments with terms of three months or less	156,475	1,630,013	(1,993,921)	(273,290)	1,708,147	(1,087,059)	(148,994)
Purchase of short-term investments with terms over three months	-	-	-	-	(1,250,000)	-	-
Proceeds from maturities of short-term investments with terms over three months	1,195,475	-	376,950	51,665	3,208,478	481,219	65,957
Investment in long-term investments and acquisition of subsidiaries	(844,513)	(270,228)	(417,448)	(57,216)	(3,434,752)	(1,916,724)	(262,709)
Proceeds from disposal of long-term investments	2,277,625	16,531	20,898	2,864	2,318,275	78,709	10,788
Placement/ rollover of matured time deposits	(18,830,844)	(10,874,831)	(30,831,994)	(4,225,876)	(75,998,870)	(78,026,928)	(10,694,480)
Proceeds from maturities of time deposits	17,770,581	21,918,791	33,893,436	4,645,482	64,570,517	78,144,576	10,710,605
Change in other long-term assets	(31,782)	(31,189)	(181,263)	(24,844)	(262,227)	(333,293)	(45,682)
Net cash provided by/ (used in) investing activities	987,020	11,589,514	(515,908)	(70,711)	(11,233,898)	(6,318,756)	(866,058)

Cash flows from financing activities:
Net changes from loans with terms of three months or less	(3,645,232)	(14,970,935)	(7,501,788)	(1,028,206)	2,479,450	(19,834,683)	(2,718,569)
Proceed of loans with terms over three months	70,691	2,171,541	7,607,060	1,042,634	3,627,609	11,058,160	1,515,647
Payment of loans with terms over three months	(50,208)	(3,233,500)	(4,250,550)	(582,586)	(82,481)	(7,524,472)	(1,031,315)
Net amounts received/ (paid) related to capital contribution from or repurchase of noncontrolling interests shareholders	14,305	22,228	11,573	1,586	(54,537)	58,150	7,970
Cash paid for repurchase of NetEase’s ADSs/ purchase of subsidiaries’ ADSs and shares	(1,956,829)	(2,195,210)	(296,495)	(40,638)	(5,320,359)	(4,608,462)	(631,642)
Dividends paid to NetEase’s shareholders	(1,617,574)	(2,119,316)	(2,423,355)	(332,148)	(4,704,683)	(5,755,011)	(788,790)
Net cash used in financing activities	(7,184,847)	(20,325,192)	(6,853,555)	(939,358)	(4,055,001)	(26,606,318)	(3,646,699)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	3,470	(47,876)	4,197	575	57,166	(28,181)	(3,863)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	1,291,952	(1,105,149)	2,478,654	339,728	3,468,287	(9,430,259)	(1,292,525)
Cash, cash equivalents and restricted cash, at the beginning of the period	19,552,450	16,784,561	15,679,412	2,149,042	17,376,115	27,588,325	3,781,295
Cash, cash equivalents and restricted cash, at end of the period	20,844,402	15,679,412	18,158,066	2,488,770	20,844,402	18,158,066	2,488,770

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	1,550,748	1,625,045	1,165,196	159,703	4,121,174	3,864,820	529,718
Cash paid for interest expenses	193,329	326,646	105,665	14,483	324,149	708,025	97,043

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	18,699,106	18,798,646	21,779,851	2,985,177	55,480,763	60,644,094	8,311,965
Youdao	1,402,434	1,206,634	1,538,783	210,908	3,559,200	3,908,687	535,730
Cloud Music	2,357,248	1,948,539	1,973,064	270,431	6,615,964	5,881,444	806,119
Innovative businesses and others	1,967,972	2,057,482	1,978,708	271,204	5,485,753	5,893,769	807,808
Total net revenues	24,426,760	24,011,301	27,270,406	3,737,720	71,141,680	76,327,994	10,461,622

Cost of revenues:
Games and related value-added services	(6,551,193)	(6,122,836)	(6,749,507)	(925,096)	(19,978,841)	(19,555,391)	(2,680,290)
Youdao	(642,254)	(639,459)	(679,147)	(93,085)	(1,751,443)	(1,880,026)	(257,679)
Cloud Music	(2,023,600)	(1,422,855)	(1,436,552)	(196,896)	(5,745,203)	(4,379,785)	(600,299)
Innovative businesses and others	(1,465,821)	(1,450,738)	(1,438,900)	(197,218)	(4,144,431)	(4,274,533)	(585,873)
Total cost of revenues	(10,682,868)	(9,635,888)	(10,304,106)	(1,412,295)	(31,619,918)	(30,089,735)	(4,124,141)

Gross profit:
Games and related value-added services	12,147,913	12,675,810	15,030,344	2,060,081	35,501,922	41,088,703	5,631,675
Youdao	760,180	567,175	859,636	117,823	1,807,757	2,028,661	278,051
Cloud Music	333,648	525,684	536,512	73,535	870,761	1,501,659	205,820
Innovative businesses and others	502,151	606,744	539,808	73,986	1,341,322	1,619,236	221,935
Total gross profit	13,743,892	14,375,413	16,966,300	2,325,425	39,521,762	46,238,259	6,337,481

Gross profit margin:
Games and related value-added services	65.0%	67.4%	69.0%	69.0%	64.0%	67.8%	67.8%
Youdao	54.2%	47.0%	55.9%	55.9%	50.8%	51.9%	51.9%
Cloud Music	14.2%	27.0%	27.2%	27.2%	13.2%	25.5%	25.5%
Innovative businesses and others	25.5%	29.5%	27.3%	27.3%	24.5%	27.5%	27.5%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.2960 on the last trading day of September 2023 (September 29, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 29, 2023, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	190,645	193,001	210,533	28,856	562,620	607,048	83,203
Operating expenses
Selling and marketing expenses	24,980	31,069	33,804	4,633	87,170	97,226	13,326
General and administrative expenses	288,598	281,326	280,581	38,457	865,551	856,188	117,350
Research and development expenses	282,776	282,466	294,630	40,382	782,259	869,361	119,156

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiaries to meet the disclosure requirements under U.S. GAAP or different accounting standards requirements.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	6,699,364	8,242,767	7,836,888	1,074,135	15,759,999	22,834,289	3,129,699
Add: Share-based compensation	770,255	774,683	808,276	110,783	2,237,056	2,394,559	328,202
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	7,469,619	9,017,450	8,645,164	1,184,918	17,997,055	25,228,848	3,457,901

Non-GAAP basic net income from continuing operations per share *	2.29	2.80	2.69	0.37	5.50	7.84	1.07
Non-GAAP basic net income from continuing operations per ADS *	11.45	14.01	13.45	1.84	27.50	39.20	5.37
Non-GAAP diluted net income from continuing operations per share *	2.27	2.78	2.66	0.36	5.45	7.76	1.06
Non-GAAP diluted net income from continuing operations per ADS *	11.34	13.88	13.30	1.82	27.23	38.79	5.32

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.